

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Linda Perry
Executive Director
Digital Brand Media & Marketing Group, Inc.
747 Third Avenue, 2nd Floor
New York, NY 10017

> **Re:** **Digital Brand Media & Marketing Group, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **File No. 0-52838**

Dear Ms. Perry:

We issued comments on the above captioned filing on January 30, 2014. On February 18, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3849 if you have any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant